================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TREND MINING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Asher B. Edelman
                            c/o The Edelman Companies
                                717 Fifth Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 21, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           EDELMAN VALUE PARTNERS, L.P.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           WC
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           Delaware
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power                       0
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power               932,875
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power                  0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power          932,875
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           932,875
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           4.99%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           PN
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           EDELMAN VALUE FUND, LTD.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           WC
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power                       0
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power             1,133,625
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power                  0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power        1,133,625
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,133,625
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           6.01%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           CO
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           WIMBLEDON EDELMAN SELECT OPPORTUNITIES HEDGED FUND, LTD.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           WC
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           BAHAMAS
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power                       0
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power               203,000
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power                  0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power          203,000
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           203,000
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           1.10%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           CO
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           ASHER B. EDELMAN
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           PF, AF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           U.S.A.
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power           900,000
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power       4,095,500 (COMPRISED OF SHARES,
  Owned by                                      WARRANTS AND OPTIONS OWNED BY
    Each                                        EDELMAN VALUE PARTNERS, L.P.,
  Reporting                                     EDELMAN VALUE FUND, LTD.,
 Person With                                    WIMBLEDON EDELMAN SELECT
                                                OPPORTUNITIES HEDGED FUND, LTD.,
                                                LT II PARTNERS, L.P., EDELMAN
                                                FAMILY PARTNERSHIP AND ASHER B.
                                                EDELMAN AND ASSOCIATES LLC).
                  -------------------------------------------------------------
                   9. Sole Dispositive Power      900,000
                  -------------------------------------------------------------
                  10. Shared Dispositive Power  4,095,500 (COMPRISED OF SHARES,
                                                WARRANTS AND OPTIONS OWNED BY
                                                EDELMAN VALUE PARTNERS, L.P.,
                                                EDELMAN VALUE FUND, LTD.,
                                                WIMBLEDON EDELMAN SELECT
                                                OPPORTUNITIES HEDGED FUND, LTD.,
                                                LT II PARTNERS, L.P., EDELMAN
                                                FAMILY PARTNERSHIP AND ASHER B.
                                                EDELMAN AND ASSOCIATES LLC).
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           4,995,500 (COMPRISED OF SHARES, WARRANTS AND OPTIONS OWNED BY
           ASHER B. EDELMAN, EDELMAN VALUE PARTNERS, L.P., EDELMAN VALUE FUND, LTD., WIMBLEDON EDELMAN SELECT OPPORTUNITIES HEDGED FUND, LTD.,
           LT II PARTNERS, L.P., EDELMAN FAMILY PARTNERSHIP AND ASHER B. EDELMAN AND ASSOCIATES LLC).
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           24.55%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           IN
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           LT II PARTNERS, L.P.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           WC
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           DELAWARE
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power                       0
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power               926,000
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power                  0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power          926,000
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           926,000
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           4.90%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           PN
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
       1. Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          WIMBLEDON FUND, LTD., EDELMAN SELECT OPPORTUNITIES HEDGED CLASS SHARES
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)   [X]

          (b)   [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only:

--------------------------------------------------------------------------------
       4. Source of Funds (See Instructions):

          AF
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

          [  ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization:

          BAHAMAS
--------------------------------------------------------------------------------
                   7. Sole Voting Power               0
                  --------------------------------------------------------------
                   8. Shared Voting Power       203,000 (COMPRISED OF SHARES,
 Number of                                      WARRANTS AND OPTIONS OWNED BY
   Shares                                       WIMBLEDON EDELMAN SELECT
Beneficially                                    OPPORTUNITIES HEDGED FUND, LTD.)
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power         0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power  203,000 (COMPRISED OF SHARES,
                                                WARRANTS AND OPTIONS OWNED BY
                                                WIMBLEDON EDELMAN SELECT
                                                OPPORTUNITIES HEDGED FUND, LTD.)
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           203,000 (COMPRISED OF SHARES, WARRANTS AND OPTIONS OWNED BY WIMBLEDON EDELMAN SELECT OPPORTUNITIES HEDGED FUND, LTD.)
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           1.10%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           CO
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
       1. Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          WESTON CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)   [X]

          (b)   [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only:

--------------------------------------------------------------------------------
       4. Source of Funds (See Instructions):

          AF
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

          [  ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization:

          CONNECTICUT
--------------------------------------------------------------------------------
                   7. Sole Voting Power               0
                  --------------------------------------------------------------
                   8. Shared Voting Power       203,000 (COMPRISED OF SHARES,
 Number of                                      WARRANTS AND OPTIONS OWNED BY
   Shares                                       WIMBLEDON EDELMAN SELECT
Beneficially                                    OPPORTUNITIES HEDGED FUND, LTD.)
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power          0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power  203,000 (COMPRISED OF SHARES,
                                                WARRANTS AND OPTIONS OWNED BY
                                                WIMBLEDON EDELMAN SELECT
                                                OPPORTUNITIES HEDGED FUND, LTD.)
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           203,000 (COMPRISED OF SHARES, WARRANTS AND OPTIONS OWNED BY WIMBLEDON EDELMAN SELECT OPPORTUNITIES HEDGED FUND, LTD.)
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           1.10%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           OO
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           IRVING GARFINKEL
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           PF, AF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           U.S.A.
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power           200,000 (COMPRISED OF SHARES
   Shares                                         HELD BY MR. GARFINKEL,
Beneficially                                      PERSONALLY, AND AS CUSTODIAN
 Owned by                                         OF CHRISTOPHER A. EDELMAN)
   Each           -------------------------------------------------------------
 Reporting         8. Shared Voting Power               0
Person Wity       -------------------------------------------------------------
                   9. Sole Dispositive Power      200,000 (COMPRISED OF SHARES
                                                  HELD BY MR. GARFINKEL,
                                                  PERSONALLY, AND AS CUSTODIAN
                                                  OF CHRISTOPHER A. EDELMAN)
                  -------------------------------------------------------------
                  10. Shared Dispositive Power          0
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           200,000 (COMPRISED OF SHARES HELD BY MR. GARFINKEL, PERSONALLY, AND AS CUSTODIAN OF CHRISTOPHER A. EDELMAN)
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           1.09%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           IN
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           GERALD AGRANOFF
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           PF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           U.S.A.
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power                 100,000
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power                     0
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power            100,000
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power                0
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           100,000
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           0.54%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           IN
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           EDELMAN FAMILY PARTNERSHIP
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           PF
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           DELAWARE
--------------------------------------------------------------------------------
 Number of         7. Sole Voting Power                       0
   Shares         -------------------------------------------------------------
Beneficially       8. Shared Voting Power               300,000
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power                  0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power          300,000
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           300,000
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           1.63%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           PN
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
       1. Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          ASHER B. EDELMAN AND ASSOCIATES LLC
--------------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)   [X]

          (b)   [ ]
--------------------------------------------------------------------------------
       3. SEC Use Only:

--------------------------------------------------------------------------------
       4. Source of Funds (See Instructions):

          N/A
--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e):

          [  ]
--------------------------------------------------------------------------------
       6. Citizenship or Place of Organization:

          TURKS AND CAICOS
--------------------------------------------------------------------------------
                   7. Sole Voting Power               0
                  --------------------------------------------------------------
 Number of         8. Shared Voting Power       2,862,625 (COMPRISED OF SHARES,
   Shares                                       WARRANTS AND OPTIONS OWNED BY
Beneficially                                    EDELMAN VALUE FUND, LTD.,
 Owned by                                       WIMBLEDON EDELMAN SELECT
   Each                                         OPPORTUNITIES HEDGED FUND, LTD.,
 Reporting                                      LT II PARTNERS, L.P. AND ASHER
Person With                                     B. EDELMAN AND ASSOCIATES LLC)
                  -------------------------------------------------------------
                   9. Sole Dispositive Power          0
                  -------------------------------------------------------------
                  10. Shared Dispositive Power  2,862,625 (COMPRISED OF SHARES,
                                                WARRANTS AND OPTIONS OWNED BY
                                                EDELMAN VALUE FUND, LTD.,
                                                WIMBLEDON EDELMAN SELECT
                                                OPPORTUNITIES HEDGED FUND, LTD.,
                                                LT II PARTNERS, L.P.AND ASHER
                                                B. EDELMAN AND ASSOCIATES LLC)
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,862,625 (COMPRISED OF SHARES, WARRANTS AND OPTIONS OWNED BY EDELMAN VALUE FUND, LTD., WIMBLEDON EDELMAN SELECT OPPORTUNITIES HEDGED FUND, LTD., LT II PARTNERS, L.P AND ASHER B. EDELMAN AND ASSOCIATES LLC)

-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           14.29%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           OO
-------------------------------------------------------------------------------

CUSIP No.:
--------------------------------------------------------------------------------
        1. Names of Reporting Persons.

           I.R.S. Identification Nos. of above persons (entities only).

           A.B. EDELMAN MANAGEMENT COMPANY, INC.
--------------------------------------------------------------------------------
        2. Check the Appropriate Box if a Member of a Group (See Instructions):

           (a)   [X]

           (b)   [ ]
--------------------------------------------------------------------------------
        3. SEC Use Only:

--------------------------------------------------------------------------------
        4. Source of Funds (See Instructions):

           N/A
--------------------------------------------------------------------------------
        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

           [  ]
--------------------------------------------------------------------------------
        6. Citizenship or Place of Organization:

           NEW YORK
--------------------------------------------------------------------------------
                   7. Sole Voting Power               0
                  -------------------------------------------------------------
 Number of         8. Shared Voting Power       932,875 (COMPRISED OF SHARES,
   Shares                                       WARRANTS AND OPTIONS OWNED
Beneficially                                    BY EDELMAN VALUE PARTNERS, L.P.)
 Owned by         -------------------------------------------------------------
   Each            9. Sole Dispositive Power          0
 Reporting        -------------------------------------------------------------
Person With       10. Shared Dispositive Power  932,875 (COMPRISED OF SHARES,
                                                WARRANTS AND OPTIONS OWNED
                                                BY EDELMAN VALUE PARTNERS, L.P.)
-------------------------------------------------------------------------------
       11. Aggregate Amount Beneficially Owned by Each Reporting Person:

           932,875 (COMPRISED OF SHARES, WARRANTS AND OPTIONS OWNED
           BY EDELMAN VALUE PARTNERS, L.P.)
-------------------------------------------------------------------------------
       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

          [  ]
-------------------------------------------------------------------------------
       13. Percent of Class Represented by Amount in Row (11):

           4.99%
-------------------------------------------------------------------------------
       14. Type of Reporting Person (See Instructions):

           CO
-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This Schedule 13D ("Schedule 13D") relates to the common stock, no par value per share, of Trend Mining Company, a Montana corporation (the "Company"). The principal office of the Company is 410 Sherman Avenue, Suite 209, Coeur d'Alene, Idaho 83814.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of (i) Mr. Asher B. Edelman, (ii) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (iii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund") (iv) Asher B. Edelman and Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), (v) Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., a Bahamian corporation ("Wimbledon"),
(vi) LT II Partners, L.P., a Delaware limited partnership ("LT II Partners"),
(vii) Mr. Irving Garfinkel, an individual, (viii) Mr. Gerald Agranoff, an individual, (ix) Edelman Family Partnership, a Delaware partnership ("Edelman Family Partnership") (x) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (xi) Weston Capital Management LLC, a Connecticut limited liability company ("Weston") and (xii) Wimbledon Fund, Ltd., Edelman Select Opportunities Hedged Class Shares, a Bahamian corporation ("Select") (such entities and individuals are collectively referred to herein as the "Reporting Persons"), with respect to the common stock, no par value per share (the "Common Stock") of the Company, including the shares of Common Stock issuable upon the exercise of options and warrants to purchase shares of Common Stock. The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

The sole general partner of Edelman Value Partners is Edelman Management. The directors of Edelman Value Fund are Didier M.M. Ruffat and Jean de Menton. The Investment Manager of Edelman Value Fund is Edelman Associates. The Trading Advisor of Wimbledon is Edelman Associates. The 100% owner of Wimbledon is Select. The members of Edelman Associates are Asher B. Edelman, Irving Garfinkel, Gerald N. Agranoff, Sebastiano Andina and Stephen McAllister. Mr. Edelman is the Managing Member for Edelman Associates and is the sole director and President of Edelman Management. Mr. Garfinkel is the Secretary and Treasurer of Edelman Management; Mr. Agranoff is the Vice President of Edelman Management.

The directors of Wimbledon and Select are Rhonda McDeigan-Eldridge and Dorothea
I. Thompson. The Secretary of Wimbledon and Select is Helen Forbes. The President, Vice President and Assistant Secretary of Wimbledon and Select is Dorothea I. Thompson. The Portfolio Manager of Wimbledon is Weston, which is 50% owned by Brigadier Investments Limited, a Channel Islands corporation ("Brigadier") and 50% owned by Albert Hallac. Wimbledon is wholly-owned by Select. The directors of Brigadier are GCI Management Ltd. and Riverdale Limited, each of which are Channel Island corporations.

The principal business address for each of the Reporting Persons, unless otherwise indicated below, is 717 Fifth Avenue, New York, NY 10022. The principal business address of Edelman Associates is c/o AMS Trust (Luxembourg) S.A., 595 Rue du Neudorf, L-2220, Luxembourg, Luxembourg. The principal business address of Edelman Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. The principal business address of Wimbledon is c/o MeesPierson Fund Services (Bahamas) Limited, Montague Sterling Centre, East Bay Street, P.O. Box SS6238, Nassau, Bahamas.

The principal business of Edelman Value Partners is that of an investment partnership. The principal business of LT II Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Wimbledon is that of the investment fund. The principal business of Weston is that of a portfolio manager for several funds. The principal business of Select is that of an investment fund. The principal business of Brigadien is that of investing for profit. The principal business of Edelman Management is that of an investment manager. The principal business of Edelman Associates is that of an investment manager.
Mr. Edelman is principally in the business of investing for profit in securities and various other assets, including through various investment partnerships and other entities. Mr. Garfinkel is principally employed as a member of Edelman Associates. Mr. Agranoff is principally employed as a member of Edelman Associates.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding. During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Asher B. Edelman, Sebastiano Andina, Stephen McAllister, Irving Garfinkel, and Gerald Agranoff is a citizen of the United States. Each of Didier M.M. Ruffat and Jean de Menton is a citizen of France. Each of Rhonda McDeigan-Eldridge, Helen Forbes and Dorothea I. Thompson is a citizen of the Bahamas. Albert Hallac is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used to purchase the shares of Common Stock held by Edelman Value Fund was $669,643. The source of funds used by Edelman Value Fund to purchase such shares was working capital.

The aggregate amount of funds used to purchase the shares of Common Stock held by Edelman Value Partners was $626,865. The source of funds used by Edelman Value Partners to purchase such shares was working capital.

The aggregate amount of funds used to purchase the shares of Common Stock held by LT II Partners was $430,773. The source of funds used by LT II Partners to purchase such shares was working capital.

The aggregate amount of funds used to purchase the shares of Common Stock held by Wimbledon was $124,605. The source of funds used by Wimbledon to purchase such shares was working capital.

The aggregate amount of funds used to purchase the shares of Common Stock held by the Edelman Family Partnership was $34,500. The source of funds used by Edelman Family Partnership to purchase such shares was personal funds.

The aggregate amount of funds used to purchase the shares of Common Stock held by Mr. Garfinkel was $23,000. The source of funds used by Mr. Garfinkel to purchase such shares was personal funds and affiliate funds.

The aggregate amount of funds used to purchase the shares of Common Stock held by Mr. Agranoff was $11,500. The source of funds used by Mr. Agranoff to purchase such shares was personal funds.

The aggregate amount of funds used to purchase the shares of Common Stock held by Mr. Edelman was $103,500. The source of funds used by Mr. Edelman to purchase such shares was personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the shares of Common Stock reported herein as being beneficially owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. Except as otherwise set forth herein, none of the persons or entities named in Item 2 has any plans or proposals which relate to, or could result, in any of the matters referred to in Paragraph (b) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to periodically evaluate the performance of the Company and of the Company's management as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.


Mr. Edelman has agreed to support the Company's proposal to reincorporate in the State of Delaware, which is being proposed at the Company's Annual Meeting of Shareholders on February 23, 2001 and requires an affirmative vote of two-thirds of the votes entitled to vote to approve the proposal.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The aggregate percentage of the outstanding shares of Common Stock reported by each Reporting Person is based upon 18,394,716 shares of Common Stock outstanding as reported in the Company's definitive proxy statement filed on January 29, 2001.

     As of the close of business on February 12, 2001:

      (a) (i) Mr. Edelman beneficially owned 4,995,000 shares of Common Stock of the Company, consisting of 3,045,500 shares of Common Stock and warrants and options to purchase 1,950,000 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 24.55% of the shares of Common Stock outstanding.

          (ii) Edelman Value Partners beneficially owned 932,875 shares of Common Stock consisting of 626,500 shares of Common Stock and warrants and options to purchase 306,375 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 4.99% of the shares of Common Stock outstanding.


         (iii) Edelman Management beneficially owned 932,875 shares of Common Stock consisting of 626,500 shares of Common Stock and warrants and options to purchase 306,375 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 4.99% of the shares of Common Stock outstanding.

          (iv) Edelman Value Fund beneficially owned 1,133,625 shares of Common Stock consisting of 668,500 shares of Common Stock and warrants and options to purchase 465,125 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 6.01% of the shares of Common Stock outstanding.

          (v) Edelman Associates beneficially owned 2,862,625 shares of Common Stock consisting of 1,219,000 shares of Common Stock and warrants and options to purchase 1,643,625 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 14.29% of the shares of Common Stock outstanding.

          (vi) Wimbledon beneficially owned 203,000 shares of Common Stock consisting of 124,500 shares of Common Stock and warrants and options to purchase 78,500 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 1.10% of the shares of Common Stock outstanding.

         (vii) LT II Partner beneficially owned 926,000 shares of Common Stock consisting of 426,000 shares of Common Stock and warrants and options to purchase 500,000 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 4.90% of the shares of Common Stock outstanding.

        (viii) Edelman Family Partnership beneficially owned 300,000 shares of Common Stock consisting of 300,000 shares of Common Stock.
               Such shares of Common Stock constitute approximately 1.63% of the shares of Common Stock outstanding.

          (ix) Mr. Garfinkel beneficially owned 200,000 shares of Common Stock of the Company, consisting of 200,000 shares of Common Stock. Such shares of Common Stock constitute approximately 1.09% of the shares of Common Stock outstanding.

          (x) Mr. Agranoff beneficially owned 100,000 shares of Common Stock of the Company, consisting of 100,000 shares of Common Stock.
               Such shares of Common Stock constitute approximately 0.54% of the shares of Common Stock outstanding.

          (xi) Weston beneficially owned 203,000 shares of Common Stock consisting of 124,500 shares of Common Stock and warrants and options to purchase 78,500 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 1.10% of the shares of Common Stock outstanding.

         (xii) Select beneficially owned 203,000 shares of Common Stock consisting of 124,500 shares of Common Stock and warrants and options to purchase 78,500 shares of Common Stock exercisable within 60 days hereof. Such shares of Common Stock constitute approximately 1.10% of the shares of Common Stock outstanding.

     (b) Number of shares as to which each person has:

         (1) Sole power to vote or direct the vote, and sole power to dispose or direct the disposition of:

                          Name                               Number of Shares
                          ----                               ----------------
                     Asher B. Edelman                            900,000
                     Irving Garfinkel                            200,000
                     Gerald Agranoff                             100,000

          (2) Edelman Value Partners shares the power to vote and dispose of the shares of Common Stock owned by it with Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

               Edelman Value Fund shares the power to vote and dispose of the shares of Common Stock owned by it with Mr. Edelman, as Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund.

               Wimbledon shares the power to vote and dispose of the shares of Common Stock owned by it with Mr. Edelman, as Managing Member of Edelman Associates, which is the Trading Advisor of Wimbledon, and Select, the 100% owner of Wimbledon, and Weston, the Portfolio Manager of Wimbledon.

               LT II Partners shares the power to vote and dispose of the shares of Common Stock owned by it with Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of LT II Partners.

               Edelman Family Partnership shares the power to vote and dispose of the shares of Common Stock owned by it with Mr. Edelman as the sole General Partner of Edelman Family Partnership.

               Edelman Associates shares the power to vote and dispose of the shares of Common Stock owned by it with Mr. Edelman as the Managing Member of it.


          (c) The following transactions of the Company's securities were effectuated by such Reporting Person during the past 60 days:

                                      Date of                          Purchase
             Entity                   Purchase       Amount            Price
          ----------------------------------------------------------------------
          Edelman Value Partners      1/17/01         1,000             $1.365
          Edelman Value Partners      12/28/00        150,000           $1.00
          Edelman Value Fund          2/08/01         1,000             $0.96
          Edelman Value Fund          2/07/01         1,000             $0.96
          Edelman Value Fund          2/02/01         1,000             $1.015
          Edelman Value Fund          1/02/01         5,000             $1.2415
          Edelman Value Fund          12/21/00        300,000           $1.00
          Wimbledon                   1/31/01         10,500            $1.01
          Wimbledon                   1/12/01         50,000            $1.00
          Wimbledon                   12/12/00        64,000            $1.00
          LT II Partners              12/29/00        13,500            $1.24391
          LT II Partners              12/28/00        3,500             $1.16
          LT II Partners              12/27/00        3,500             $1.16
          LT II Partners              12/26/00        2,500             $1.07
          LT II Partners              12/22/00        3,000             $1.06167
          LT II Partners              12/21/00        400,000           $1.00

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except as otherwise described herein, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person identified in Item 2, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the securities of the Company..


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Feb. 13, 2001
-------------------------------------------------------------------------------
Date:

/s/ Sebastiano Andina
-------------------------------------------------------------------------------
Signature


Sebastiano Andina, as attorney-in-fact for each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., Weston Capital Management LLC, Wimbledon Fund, Ltd., Edelman Select Opportunities Hedged Class Shares, LT II Partners, L.P., Asher B. Edelman, Irving Garfinkel, Gerald Agranoff, Edelman Family Partnership, Asher B. Edelman & Associates LLC and A.B. Edelman Management Company, Inc.


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT 1

                     AGREEMENT REGARDING JOINT FILING UNDER
                        SECTION 13(d) OF THE EXCHANGE ACT

                  FOR VALUE RECEIVED, the undersigned, effective as of February 13, 2001, hereby agree as follows:

                  1. Joint Filing Authorization. Each party hereto authorizes SEBASTIANO ANDINA to file on their behalf with the Securities & Exchange Commission (the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(k), a statement of their beneficial ownership of the Common Stock, no par value per share of TREND MINING COMPANY (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

                  2. Power of Attorney.

                  Each of Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Asher B. Edelman & Associates LLC, individually and as Investment Manager of Edelman Value Fund, Ltd., Wimbledon Edelman Select Opportunities Hedged Fund, Ltd., LT II Partners, L.P., Weston Capital Management LLC, Wimbledon Fund, Ltd., Edelman Select Opportunities Hedged Class Shares, A.B. Edelman Management Company, Inc., individually and in its capacity as General Partner of Edelman Value Partners, L.P., Asher B. Edelman, Irving Garfinkel and Gerald Agranoff, hereby designates and appoints SEBASTIANO ANDINA as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

                  3. Binding on Heirs, Representatives, Successors and Assigns. This Agreement shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.


Dated: 2-13-01                     Edelman Value Partners, L.P.
                                   By: A.B. Edelman Management Company,
                                   Inc., General Partner


                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman
                                      President

Dated: 2-13-01                     Edelman Value Fund, Ltd.,
                                   By:  Asher B. Edelman & Associates LLC,
                                   Its Investment Manager

                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman
                                      Managing Member

Dated: 2-13-01                     Asher B. Edelman and Associates L.L.C.


                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman
                                      Managing Member


Dated: 2-13-01                     Edelman Family Partnership


                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman
                                      General Partner



Dated: 2-13-01                     A.B. Edelman Management Company, Inc.


                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman
                                      President


Dated: 2-13-01                     Wimbledon Edelman Select Opportunities
                                   Hedged Fund, Ltd.


                                   By: /s/ Dorothea Thompson
                                      ----------------------------------------
                                      Dorothea I. Thompson
                                      Director


Dated: 2-13-01                     Wimbledon Fund, Ltd., Edelman Select
                                   Opportunities Hedged Class Shares


                                   By: /s/ Dorothea Thompson
                                      ----------------------------------------
                                      Dorothea I. Thompson
                                      Director


Dated: 2-13-01                     Weston Capital Management LLC


                                   By: /s/ Kristen Leopold
                                      ----------------------------------------
                                      Kristen Leopold
                                      Chief Financial Officer

Dated: 2-13-01                     LT II Partners, L.P.
                                   By:  Asher B. Edelman & Associates LLC,
                                   Its Investment Manager

                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman
                                      Managing Member

Dated: 2-13-01


                                   By: /s/ Asher B. Edelman
                                      ----------------------------------------
                                      Asher B. Edelman

Dated: 2-13-01


                                   By: /s/ Irving Garfinkel
                                      ----------------------------------------
                                      Irving Garfinkel

Dated: 2-13-01


                                   By: /s/ Gerald Agranoff
                                      ----------------------------------------
                                      Gerald Agranoff